                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934


                                 e-MedSoft.com
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                               (Name of Issuer)


                                 Common Stock
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                        (Title of Class of Securities)


                                  26873Q 10 1
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                                (CUSIP Number)


                                Cary W. Purcell
                          Purcell & Scott Co., L.P.A.
                              6035 Memorial Drive
                               Dublin, OH  43017
                           Telephone: (614) 761-9990
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          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                               February 2, 2000
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f), or Rule 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and copies of the schedule, including all exhibits, delivered pursuant to Rule 13d-7.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 26873Q 10 1

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      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

      Healthcare Capital, LLC, formerly known as Intercontinental Investment Associates, Ltd. F.I.N. 31-14822789
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      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
 2                                                              (a) [_]
                                                                (b) [_]
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      SEC USE ONLY
 3

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      SOURCE OF FUNDS:
 4
      OO
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      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e):                                        [_]
 5
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      CITIZENSHIP OR PLACE OF ORGANIZATION:
 6
      State of Ohio
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                          SOLE VOTING POWER:
                     7
     NUMBER OF
                          4,750,000
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER:
   BENEFICIALLY      8

     OWNED BY             0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER:
                     9
    REPORTING
                          4,750,000
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER:
       WITH          10
                          0
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      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
11

      4,750,000
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      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
      [_]
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      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
13
      Approximately 7.0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON:
14
      OO
------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the Common Stock of e-MedSoft.com, a Nevada corporation ("e-MedSoft" or "Issuer"). The principal executive offices of e-MedSoft are located at 1300 Marsh Landing Parkway, Suite 202, Jacksonville, Florida 32250.

ITEM 2.  IDENTITY AND BACKGROUND.

     The name of the corporation filing this statement is Healthcare Capital, LLC, a Nevada limited liability company ("Healthcare Capital"). Healthcare Capital is a limited liability company that holds interests in various healthcare related companies. The address of Healthcare Capital's principal business is 6125 Memorial Drive, Dublin, Ohio 43017.

     Set forth on Schedule A is the name, residence or business address, present principal occupation or employment of each of the members of Healthcare Capital as of the date hereof.

     To the best of Healthcare Capital's knowledge, neither Healthcare Capital nor any person set forth on Schedule A hereto is required to disclose legal proceedings pursuant to Items 2(d) or 2(e). To the best of Healthcare Capital's knowledge, each of the individuals identified on Schedule A is a citizen of the United States of America.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Pursuant to a Preferred Provider Agreement dated as of February 2, 2000 by and between National Century Financial Enterprises, Inc. ("NCFE") and the Issuer, NCFE was issued 4,750,000 shares of Common Stock as consideration for NCFE's agreement to (i) release the Issuer from indebtedness to NCFE and its subsidiaries in the approximate amount of $4,500,000,

(ii) invest $1,000,000 in the Issuer within 30 days, (iii) provide $4,000,000 of debt financing to be arranged by NCFE for the benefit of the Issuer within 90 days, with such debt financing to be retired at such time as NCFE is able to sell, at a price above $9.50 per share, sufficient shares from the 4,750,000 shares that were issued to NCFE to generate at least $4,000,000 of sale proceeds, (iv) provide the Issuer with exclusive marketing access to all of NCFE's current customers and (v) establish a "master portal" through which all of NCFE's and the Issuer's products and services will be marketed to all of NCFE's customers, and from which certain fees will be paid to the Issuer, as more fully described in the Preferred Provider Agreement. Reference is made to the Issuer's Form 10-Q filed with the Securities Exchange Commission (the "SEC") for the quarter ended December 31, 1999 for a detailed description of the Preferred Provider Agreement.

     In connection with the Preferred Provider Agreement, NCFE was entitled to receive an additional 4,750,000 shares of Common Stock which it contemporaneously assigned to Healthcare Capital.

     To the best of Healthcare Capital's knowledge, Mr. Ayers made a $750,000 loan to the Issuer on March 19, 1999 (the "Loan"). At that time, and in consideration for the Loan, one of the Issuer's primary shareholders, Sanga e-Health LLC transferred to Mr. Ayers 1,000,000 shares of Common Stock in the Issuer. As consideration for Mr. Ayers Loan, the Issuer also issued Mr. Ayers a warrant to acquire 250,000 shares of the Issuer's Common Stock at a price per share equal to the average of the closing bid prices for the shares of Common Stock as reported on the OTC Bulletin Board for the five consecutive days ending on the trading day immediately preceding the closing under the related Loan Agreement ($3.85). Mr. Ayers used his general personal funds to make the Loan, which Loan has subsequently been forgiven in exchange for the issuance to Mr. Ayers by the Issuer of a warrant to acquire 150,000 shares of Common Stock through June 14, 2004 for an exercise price of $0.01 per share.

     To the best of Healthcare Capital's knowledge, Mr. Poulsen used his general personal funds to acquire his individually owned shares of Common Stock on the open market through the use of a broker at the then prevailing market price.

     To the best of Healthcare Capital's knowledge, Ms. Parrett used her general personal funds to acquire her individually owned shares of Common Stock on the open market through the use of a broker at the then prevailing market price.

ITEM 4.  PURPOSE OF TRANSACTION.

     As set forth in Item 3 above, this statement relates to the 4,750,000 shares of Common Stock that were issued to Healthcare Capital as in connection with the Preferred Provider Agreement.

(a) Other than as set forth in Item 3 above, not applicable.

(b) Not applicable.

(c) Not applicable.

(d) Not applicable.

(e) Other than as set forth in Item 3 above, not applicable.

(f) Not applicable.

(g) Not applicable.

(h) Not applicable.

(i) Not applicable.

(j) Other than described above, Healthcare Capital currently has no plan or proposals or knowledge thereof which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) Healthcare Capital is the owner of 4,750,000 shares of Common Stock. Such Common Stock constitutes approximately 7.0% of the issued and outstanding shares of e-MedSoft Common Stock based on the number of shares of e-MedSoft Common Stock outstanding as of February 14, 2000 as represented by e-MedSoft in its Form 10-Q filed with the SEC for the quarter ended December 31, 1999. Healthcare Capital has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock. However, Healthcare Capital disclaims any beneficial ownership of the shares of e-MedSoft Common Stock which were issued to NCFE, Lance K. Poulsen, Donald H. Ayers, and Rebecca S. Parrett.

    Prior to October 26, 1999, Healthcare Capital owned 1,900,000 shares of Common Stock. On October 26, 1999, such shares were assigned to I.I.A., LLC ("IIA"), an Ohio limited liability company owned by the same persons who own Healthcare Capital. Although as of October 26, 1999, IIA became the beneficial owner of 1,900,000 shares of Common Stock, Healthcare Capital may be deemed the beneficial owner of 6,650,000 shares of Common Stock (4,750,000 shares it owns and 1,900,000 shares owned by IIA). Such Common Stock would constitute approximately 9.7% of the issued and outstanding shares of e-MedSoft Common Stock based on the number of shares of e-MedSoft Common Stock outstanding as of February 14, 2000 as represented by e-MedSoft in its Form 10-Q filed with the SEC for the quarter ended December 31, 1999. Healthcare Capital has the sole power to vote or direct the voting and to dispose of direct the disposition of the shares of Common Stock it owns. However, Healthcare Capital (i) is not entitled to any rights as a stockholder of e-MedSoft as to the shares owned by IIA and (ii) disclaims any beneficial ownership of the shares of e-MedSoft Common Stock which were issued to NCFE, IIA, Lance K. Poulsen, Donald H. Ayers, and Rebecca S. Parrett.

(b) Lance K. Poulsen, a member of Healthcare Capital, individually owns 4,000 shares of Common Stock. Such Common Stock constitutes approximately 0.0% of the issued and outstanding shares of e-MedSoft Common Stock based on the number of shares of e-MedSoft Common Stock outstanding as of February 14, 2000 as represented by e-MedSoft in its Form 10-Q filed with the SEC for the quarter ended December 31, 1999. Mr. Poulsen has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock. However, Mr. Poulsen disclaims any beneficial ownership of the shares of e-MedSoft Common Stock which were issued to Healthcare Capital, Donald H. Ayers, Rebecca S. Parrett, NCFE, and IIA.

    Donald H. Ayers, a member of Healthcare Capital, may be deemed to be the beneficial owner of 1,400,000 shares of Common Stock. Mr. Ayers individually owns 1,000,000 shares of Common Stock and warrants to purchase 400,000 shares of Common Stock ("Warrants"). Such Common Stock constitutes approximately 2.0% of the issued and outstanding shares of e-MedSoft Common Stock based on the number of shares of e-MedSoft Common Stock outstanding as of February 14, 2000 as represented by e-MedSoft in its Form 10-Q filed with the SEC for the quarter ended December 31, 1999. Mr. Ayers has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock he owns individually. However, Mr. Ayers (i) is not entitled to any rights as a stockholder of e-MedSoft with respect to the Warrants, and (ii) disclaims any beneficial ownership of the shares of e-MedSoft Common Stock which were issued to Healthcare Capital, Lance K. Poulsen, Rebecca S. Parrett, NCFE, and IIA.

    Rebecca S. Parrett, the Vice Chairman, Secretary, and Treasurer of Healthcare Capital, individually owns 20,000 shares of Common Stock. Such Common Stock constitutes approximately 0.0% of the issued and outstanding shares of e-MedSoft Common Stock based on the number of shares of e-MedSoft Common Stock outstanding as of February 14, 2000 as represented by e-MedSoft in its Form 10-Q filing for the quarter ended December 31, 1999. Ms. Parrett has the sole power to vote or direct the voting and to dispose or direct the disposition of these shares of Common Stock. However, Ms. Parrett disclaims any beneficial ownership of the shares of e-MedSoft Common Stock which were issued to Healthcare Capital, Lance K. Poulsen, Donald H. Ayers, NCFE, and IIA.

(c) To the best of Healthcare Capital's knowledge, no transactions in the class of securities reported have been effected during the past sixty days by any person named in response to Item 5(a)-(b).

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Mr. Ayers has granted a third party the option to purchase his 1,000,000 shares of Common Stock at a price of $ 19.50 per share through January 1, 2010, which option expires if not exercised within thirty (30) days of any notice by Mr. Ayers to the option holder of a proposed sale.

     Other than as set forth in this Item 6 and the Preferred Provider Agreement referenced above, to the knowledge of Healthcare Capital, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of e-MedSoft, including but not limited transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following documents are filed as exhibits:

(1) Schedule A, Members of Healthcare Capital, LLC

                                   Signature


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:                                    HEALTHCARE CAPITAL, LLC



                                         ---------------------------------------
                                         By:     Lance K. Poulsen
                                         Title:  Member




                                         ---------------------------------------
                                         By:     Donald H. Ayers
                                         Title:  Member

                                  SCHEDULE A

                       MEMBERS OF HEALTHCARE CAPITAL,LLC

The following table sets for the name, business address and present principal occupation or employment of each member of Healthcare Capital, LLC ("Healthcare Capital"). Except as indicated below, the business address of each such person is 6125 Memorial Drive, Dublin, Ohio 43017.

Name and Title                                       Present Principal Occupation
--------------------                                 ------------------------------------------------------
Lance K. Poulsen                                     President, Chairman, and Director of National
Member                                               Century Financial Enterprises, Inc.

Donald H. Ayers                                      Vice Chairman, Chief Operating Officer, and
Member                                               Director of National Century Financial Enterprises,
                                                     Inc.

Rebecca S. Parrett                                   Vice Chairman, Secretary, Treasurer, and Director
Member                                               of National Century Financial Enterprises, Inc.

Barbara L. Poulsen                                   Director of NCFE and Homemaker
Member